Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

March 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AF Acquisition Corp.
Registration Statement on Form S-1
Filed February 25, 2021, as amended
File No. 333-253544

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of AF Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 250 copies of the Preliminary Prospectus dated March 16, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
Name: Christopher Weekes Title: Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]